UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ELEVATE CREDIT, INC.

(Name of Issuer)

Common Stock, par value $0.0004 per share

(Title of Class of Securities)

28621V 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28621V 101

(1)	Names of reporting persons Kenneth E. Rees
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,263,706 (1)
(6) Shared voting power 799,492 (2)
(7) Sole dispositive power 2,263,706 (1)
(8) Shared dispositive power 799,492 (2)
(9)	Aggregate amount beneficially owned by each reporting person 3,063,198
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.9%
(12)	Type of reporting person (see instructions) IN

(1)

Includes (a) 802,512 shares of common stock issuable upon the exercise of options to purchase common stock that are exercisable within 60 days of December 31, 2019, (b) 65,357 shares of common stock issuable on the vesting of restricted stock units that will vest within 60 days of December 31, 2019, and (c) 924,495 shares held by Kenneth Earl Rees Family Investments, Ltd., an entity controlled by Mr. Rees.

(2)

Consists of 799,492 shares owned by Jeanne Margaret Gulner Family Investments, Ltd. The spouse of Mr. Rees is the sole member of 1991 Enterprises, LLC, which is the general partner of Jeanne Margaret Gulner Family Investments, Ltd.

CUSIP No. 28621V 101

Item 1(a).	Name of Issuer:

Elevate Credit, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4150 International Plaza, Suite 300

Fort Worth, Texas 76109

Item 2(a).	Name of Person Filing

Kenneth E. Rees

Item 2(b).	Address of Principal Business Office or, if None, Residence

C/o Elevate Credit Inc.

4150 International Plaza, Suite 300

Fort Worth, Texas 76109

Item 2(c).	Citizenship

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0004 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

28621V 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

CUSIP No. 28621V 101

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

3,063,198 shares of Common Stock. Includes (i) 802,512 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within 60 days of December 31, 2019, (ii) 65,357 shares of Common Stock issuable on the vesting of restricted stock units that will vest within 60 days of December 31, 2019, (iii) 924,495 shares held by Kenneth Earl Rees Family Investments, Ltd., and (iv) 799,492 shares held by Jeanne Margaret Gulner Family Investments, Ltd. Mr. Rees is the spouse of Jeanne M. Gulner and may be deemed by the SEC under Rule 13d-3 of the Exchange Act to have shared voting power to dispose of the shares held directly or indirectly by Jeanne M. Gulner.

(b)	Percent of class:

Approximately 6.9% of the shares of Common Stock outstanding as of December 31, 2019, assuming 44,544,695 shares outstanding, representing (i) 43,676,826 shares outstanding as of December 31, 2019, (ii) 802,512 shares subject to options to purchase Common Stock exercisable within 60 days of December 31, 2019, and (iii) 65,357 shares of Common Stock issuable on the vesting of restricted stock units that will vest within 60 days of December 31, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,263,706

(ii)	Shared power to vote or to direct the vote

799,492

(iii)	Sole power to dispose or to direct the disposition of

2,263,706

(iv)	Shared power to dispose or to direct the disposition of

799,492

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 28621V 101

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document

1	Power of Attorney – Kenneth E. Rees (incorporated by reference to Exhibit 1 of the Schedule 13G filed by Kenneth E. Rees on February 14, 2018)

CUSIP No. 28621V 101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

*
Kenneth E. Rees

*By:	/s/ David Manshardt
David Manshardt, as attorney-in-fact